SECUR 08031639 SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
APR 24 2008
Washington, DC
111

SEC FILE NUMBER
8-67602

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Walton Securities, Inc

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4800 N. Scottsdale Road, #4000
(No. and Street)

Scottsdale (City) AZ (State) 85251 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gordon Price 602 264-1298
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhouse Coopers LLP
(Name – *if individual, state last, first, middle name*)

350 S. Grand Ave. (Address) Los Angeles (City) CA (State) 90071 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 03 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Gordon Price, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Walton Securities, Inc, as of April 23, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Gordon A Price
Signature

Chief Financial Officer
Title

Michele Flodeen
Notary Public

"OFFICIAL SEAL"
Michele Flodeen
Notary Public-Arizona
Maricopa County
My Commission Expires 5/8/2011

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Walton Securities, Inc.
(A wholly owned subsidiary of Walton International Group USA)
Index
December 31, 2007

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
350 South Grand Avenue
Los Angeles CA 90071
Telephone (213) 356 6000
Facsimile (813) 637 4444

Report of Independent Auditors

To the Board of Directors and Member of
Walton Securities, Inc.

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in shareholder's equity and cash flows present fairly, in all material respects, the financial position of Walton Securities, Inc. (a wholly owned subsidiary of Walton International Group USA) (the "Company") at December 31, 2007, and the results of its operations and its cash flows for the period from September 6, 2007 (commencement of operations) through December 31, 2007, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 28, 2008

Walton Securities, Inc.
(A wholly owned subsidiary of Walton International Group USA)
Statement of Financial Condition
December 31, 2007

Assets	
Cash	$ 197,648
Receivable from Parent	8,229
Prepaid expenses	365
Total assets	$ 206,242
Liabilities and Ownership Equity	
Liabilities	
Accounts payable	26,638
Accrued expenses	8,619
Total liabilities	35,257
Shareholder's Equity	
Common stock	100,000
Retained earnings	70,985
Total shareholder's equity	170,985
Total liabilities and shareholder's equity	$ 206,242

The accompanying notes are an integral part of these financial statements.

Walton Securities, Inc.
(A wholly owned subsidiary of Walton International Group USA)
Statement of Operations
September 6, 2007 (Commencement of Operations) to December 31, 2007

Revenues		
Services fees from Parent	$	180,000
Commissions from Parent		72,050
Total revenue		252,050
Operating expenses		
Commission expense		38,159
Professional fees		42,904
Industry dues and licensing fees		45,494
Other operating expenses		3,105
Total expense		129,662
Income before income taxes		122,388
Provision for income taxes		51,403
Net income	$	70,985

The accompanying notes are an integral part of these financial statements.

Walton Securities, Inc.
(A wholly owned subsidiary of Walton International Group USA)
Statement of Changes in Shareholder's Equity
September 6, 2007 (Commencement of Operations) to December 31, 2007

	Common Stock	Retained Earnings	Total
Balance at beginning of the period	$ 100,000	$ -	$ 100,000
Net income		70,985	70,985
Balance at December 31, 2007	$ 100,000	$ 70,985	$ 170,985

The accompanying notes are an integral part of these financial statements.

Walton Securities, Inc.
(A wholly owned subsidiary of Walton International Group USA)
Statement of Cash Flows
September 6, 2007 (Commencement of Operations) to December 31, 2007

Cash flows from operating activities		
Net income	$	70,985
Adjustments to reconcile net income to net cash provided by operating activities		
Changes in operating assets and liabilities		
Prepaid expenses		(365)
Intercompany receivable		(8,229)
Accrued expenses		8,619
Accounts payable		26,638
Net cash provided by activities		97,648
Net increase in cash		97,648
Cash		
Beginning of period		100,000
End of period	$	197,648

The accompanying notes are an integral part of these financial statements.

1. Organization

Background
Walton Securities, Inc. (the "Company"), an Arizona Corporation formed on September 5, 2006, which commenced operations on September 6, 2007, is a wholly owned subsidiary of Walton International Group (USA), Inc. (the "Parent"). The Parent, in turn, is a wholly owned subsidiary of Domaco Holdings, Inc. ("DHI"), which is in turn wholly owned by Interborder Holdings, Ltd. ("IHL"), which was incorporated under the laws of Alberta, Canada. IHL is a privately-held corporation, the voting shares of which are owned entirely by the P.J. Doherty Family Trust. IHL owns Walton International Group ("WIGI") and Walton Capital Management, Inc. Together, this group of companies comprises the Walton Group.

Walton Securities, Inc. maintains its headquarters in Scottsdale, AZ. The Company engages in the sale and distribution of securities exempt from registration under Regulation D of the Securities Act of 1933 ("the Act").

Nature of Operations
The Company functions as the broker-dealer for the Parent. The Company acts as the wholesale conduit for the privately placed direct participation program securities created by the Parent. Such securities are wholesaled through registered broker-dealers and are not sold directly to the public by the Company.

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority ("FINRA").

2. Summary of Significant Accounting Policies

Basis of Presentation
The accompanying financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America.

Cash
The Company carries its cash balances in a non-interest bearing bank account with a commercial banking institution. At times, the Company's cash balances with financial institutions exceed federally insured limits. The Company mitigates this risk by depositing funds with major financial institutions.

Securities Transactions
The Company carries no customer accounts and conducts no securities transactions directly with the public.

Commission Revenue and Expenses
Commission revenue and expenses on the sale of privately placed direct participation securities are recorded on a trade-date basis.

2. Summary of Significant Accounting Policies (Continued)

Income Taxes
The Company is a wholly-owned subsidiary of its Parent. As a result, the Company is effectively treated as a division of the Parent for federal income tax purposes. For the period ended December 31, 2007, the Company has provided for income taxes as if it were a stand-alone taxpayer. However, because the Company is not required to settle any tax liability, benefit or credit resulting from its separate tax position with the Parent, all tax liabilities or recoverables accrued by the Company are settled by way of the due to/from Parent of the tax liability. Pursuant to the shared services agreement, amended and restated as of December 31, 2007 (the "Shared Services Agreement"), by and between the Parent and the Company, deferred tax assets or liabilities are accounted for by the Parent. As of December 31, 2007, credit for the income taxes payable for $51,403 is included in Receivable from Parent on the balance sheet.

Use of Estimates
The preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

3. Transactions with Affiliates

The Company has entered into the Shared Services Agreement with the Parent dated November 30, 2006, amended and restated as of December 31, 2007. For its services of providing records maintenance, financial reporting, and policy implementation and as an inducement to restrict its business exclusively to that of providing broker-dealer services for the offerings of its Parent and affiliated companies, the Company receives a servicing fee of $10,000 per month. In addition to the monthly servicing fees, the Company received an initial servicing fee of $150,000 in 2007, associated with the Financial Industries Regulatory Authority's ("FINRA") approval of the Company's broker-dealer application.

The Company also provides services as managing broker for the parent's direct participation program and receives a fee determined on an offering by offering basis. Typically, the managing broker fee will be 0.5% and 2.0% of the gross sales of the offering. The Company processes investment subscriptions for the Parent, including registration and supervision of wholesaling registered representatives who are employees of the Parent and as an inducement to restrict its business exclusively to that of providing broker-dealer services for the offerings of its Parent and affiliated companies. For providing these services, the Company receives a processing fee ranging from 5% to 7% of gross proceeds of the sales of units of the Parent-sponsored offerings. Subsequent to December 31, 2007 the processing fee will increase to 10% of gross proceeds of the sales of units.

3. Transactions with Affiliates (Continued)

Under the Shared Services Agreement, the Parent provides and pays for all actual costs of rent and utilities, telephone, data processing services, printing and stationary, postage and delivery, legal fees, sundry expenses incurred by the Parent to provide management and administrative services pursuant to the Shared Services Agreement. The Company prepares a schedule of costs incurred by the Parent for the benefit of the Company in accordance with the requirements of Securities and Exchange Commission Rule 17a-4. As such, the Company does not record these expenses or a corresponding liability in the accompanying financial statements. The Company treats any unpaid portion of the expenses incurred for the Company's benefit under the Shared Services Agreement as a reduction of net worth when calculating net capital in accordance with Rule 15c3-1 of the Securities Exchange Act of 1934 ("Rule 15c3-1").

The employees of the Parent assigned to the Company are covered under the Parent's benefit plans, pursuant to the employment relationship with the Parent, and are made available by the Parent under the Shared Services Agreement.

4. Net Capital Requirements

Under Rule 15c3-1 of the Securities Exchange Act of 1934 ("Rule 15c3-1"), the Company is required to maintain a minimum net capital amount. The Company operates pursuant to section (a)(2)(vi) of the Rule and is required to maintain a minimum net capital amount of the greater of 12.5% of aggregate indebtedness, as defined, or $5,000. On December 31, 2007, the Company had net capital of $142,781, which was $135,877 in excess of the amount required.

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph k(2)(i) of such Rule) under the Securities Exchange Act of 1934. Operating under such exemption, the Company has not prepared a Determination of Reserve Requirements for Brokers or Dealers.

5. Financial Support from Parent Company

The Company relies on funding from its Parent under the terms of a Shared Services Agreement. The Company believes the Parent will continue to support its operations and will abide by the terms of the Shared Services Agreement.

Walton Securities, Inc.
(A wholly owned subsidiary of Walton International Group USA)
Computation of Net Capital for Under SEC Rule 15c3-1
December 31, 2007 **Supplemental Schedule I**

Computation of net capital		
Shareholder's equity	$	170,985
Deductions and charges		
Nonallowable assets		(8,229)
Potential liability under Shared Services Agreement (see note 3 to the financial statements)		(19,975)
Net capital before charges on securities positions		142,781
Haircuts on cash equivalents		-
Net capital	$	142,781
Computation of aggregate indebtedness		
Liabilities from statement of financial condition	$	35,257
Potential liability under the Shared Services Agreement		19,975
Aggregate Indebtedness	$	55,232
Net capital requirement (greater of 12.5% of aggregate indebtedness or $5,000)	$	6,904
Excess Net Capital	$	135,877
Ratio: Aggregate indebtedness to net capital		0.39 to 1

Note: There are no material differences between this computation of net capital and the corresponding computation prepared by the Company for inclusion in its unaudited Part IIA FOCUS Report as of December 31, 2007.

Walton Securities, Inc.

(A wholly owned subsidiary of Walton International Group USA)

Computation for the Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 **Supplemental Schedule II**

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph k(2)(i) of such Rule) under the Securities Exchange Act of 1934. The Company promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker dealer and does not otherwise hold funds or securities for, or owes money or securities to, customers, and effectuates no transactions with customers. As such, the Company is not required to prepare a Determination of Reserve Requirements for Brokers or Dealers.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
350 South Grand Avenue
Los Angeles CA 90071
Telephone (213) 356 6000
Facsimile (813) 637 4444

**Report of Independent Auditors on Internal Control
Required by SEC Rule 17a-5**

To the Board of Directors and Member of
Walton Securities, Inc.

In planning and performing our audit of the financial statements of Walton Securities, Inc. (a wholly owned subsidiary of Walton International Group USA) (the "Company") as of and for the period ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, the Member of management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 28, 2008

END